**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C. 20549**

07076183


SEC MAIL
RECEIVED
PROCESSING
OCT 15 2007
WASH. D.C.
209
SECTION

---

**FORM 11-K**

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________.



Commission file number 001-16767

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as adopted by Westfield Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

**SIGNATURES**

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) PLAN AS ADOPTED BY WESTFIELD BANK

By: ______________________
Michael J. Janosco, Jr.
Chief Financial Officer

Date: October 15, 2007

# 401(k) AS ADOPTED BY WESTFIELD BANK

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2006 and 2005

401(k) Plan as Adopted by Westfield Bank

Financial Statements and Supplemental Schedules for
the Years Ended December 31, 2006 and 2005

INDEX

The following financial information is submitted herewith: Page



& COMPANY, P.C.

*Certified Public Accountants*
*and Business Consultants*

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Plan Administrator of the
401(k) Plan as Adopted by Westfield Bank
Westfield, Massachusetts

We have audited the accompanying statement of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) for 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
July 30, 2007

*99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400*
*1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149*
*125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882*
*www.wolfandco.com*



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PLAN SPONSOR
WESTFIELD BANK

We have audited the accompanying statement of net assets available for plan benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and assets (acquired and disposed within year) for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Parent, McLaughlin & Nangle
*Certified Public Accountants, Inc.*

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

*www.pmn.com*

The financial statements of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank as of and for the year ended December 31, 2004 were audited by us in accordance with generally accepted auditing standards and our report, dated October 6, 2005, expressed an unqualified opinion on those statements.

Parent, McLaughlin + Nangle

Certified Public Accountants

October 10, 2007
Boston, MA



## 401(k) Plan as Adopted by Westfield Bank

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

### December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Investment at fair value: | | |
| Common stock | $ 2,795,507 | $ - |
| Pooled separate accounts | 3,919,210 | - |
| Investment in Savings Banks Employees Retirement Association Common/Collective Trust | - | 5,283,720 |
| Loans to participants | 131,372 | 163,390 |
| Net assets available for benefits | $ 6,846,089 | $ 5,447,110 |

See notes to financial statements.

**401(k) Plan as Adopted by Westfield Bank**

**STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**

**December 31, 2006 and 2005**

| | 2006 | 2005 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Net appreciation in fair value of investments | $ 1,113,259 | $ 185,878 |
| Interest and dividends | 59,755 | 5,706 |
| Total investment income | 1,173,014 | 191,584 |
| Contributions: | | |
| Participant | 523,973 | 446,163 |
| Employer | 152,138 | 149,654 |
| Rollovers | 27,835 | 38,737 |
| Total contributions | 703,946 | 634,554 |
| Total additions | 1,876,960 | 826,138 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 474,930 | 210,412 |
| Administrative expenses | 3,051 | 2,784 |
| Total deductions | 477,981 | 213,196 |
| Net increase | 1,398,979 | 612,942 |
| Net assets available for benefits: | | |
| Beginning of the year | 5,447,110 | 4,834,168 |
| End of the year | $ 6,846,089 | $ 5,447,110 |

See notes to financial statements.

**401(k) Plan as Adopted by Westfield Bank**

**NOTES TO FINANCIAL STATEMENTS**

**Years Ended December 31, 2006 and 2005**

## 1. DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

### *General*

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank (the "Plan Sponsor" or the "Company") who have at least three consecutive months of service and have attained age 21 or older. An officer of the Plan Sponsor serves as the Trustee of the Plan. Principal Financial Group is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Prior to March 1, 2006, the Plan was part of the Savings Banks Employees Retirement Association Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owned a portion of the net assets of the Trust. With the Trust, each Plan's assets were jointly invested and the return on assets was allocated to each Plan based on the percentage of ownership each Plan had in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan resulted in increases of the Plan's ownership percentage in the net assets of the Trust.

### *Contributions*

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company makes a matching contribution of 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition to employer matching contributions, the Company may make optional contributions for any Plan year, at its discretion. No discretionary contribution was made for the years ended December 31, 2006 and 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

**DESCRIPTION OF THE PLAN (Continued)**

***Participant Accounts***

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investments***

Participants direct the investment of their contributions into investment options offered by the Plan which include selected pooled separate accounts of The Principal Financial Group and common shares of Westfield financial, Inc., the parent company of Westfield Bank. Company contributions are invested in each participant's account according to the participant's selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or website.

***Vesting***

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on continuous years of credit service. A participant is 100% vested after three years of credited service.

***Participant Loans***

Participants may borrow from their fund accounts a minimum of $1,000. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower's interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

## DESCRIPTION OF THE PLAN (Concluded)

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan's loan program and Plan Administrator approval. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. Interest rates ranged from 7.5% to 11.0% at December 31, 2006.

### *Payment of Benefits*

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of not more than the participant's assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

### *Forfeited Accounts*

Forfeited nonvested amounts are first used to pay administrative expenses then to reduce future employer contributions. These amounts totaled $0 at December 31, 2006 and 2005, respectively. For the years ended 2006 and 2005, no forfeitures were used to reduce employer contributions.

### *Administrative Expenses*

The Plan's administrative expenses are paid by either the Plan or the Plan's Sponsor as provided by the Plan document.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

### *Investment Valuation and Income Recognition*

The Plan's investments are stated at fair value based on quoted market prices. Investments in Westfield Financial, Inc. common stock are valued at the closing market price as of the last trade date of the year. Participant loans are valued at the outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on investments sold are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### *Excess Contributions Payable*

The plan is required to return contributions received during the plan year in excess of the IRC limitations.

### *Benefits*

Benefits are record when paid.

**401(k) Plan as Adopted by Westfield Bank**

**NOTES TO FINANCIAL STATEMENTS**

## 3. INVESTMENTS

The following is a summary of the fair value of investments as determined by quoted market prices or estimated fair value at December 31, 2006. Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified.

| | |
|---|---|
| Investments at fair value as determined by quoted market price: | |
| Westfield Bank Common Stock (269,011 shares) | $ 2,795,507* |
| The Principal Financial Group: | |
| Bond and Mortgage Separate Account | 203,813 |
| Principal Lifetime 2010 Separate Account | 166,237 |
| Principal Lifetime 2020 Separate Account | 378,953* |
| Principal Lifetime 2030 Separate Account | 486,208* |
| Principal Lifetime 2040 Separate Account | 80,233 |
| Principal Lifetime 2050 Separate Account | 12,980 |
| Principal Lifetime Str Inc Separate Account | 1,744 |
| Small Capital Stock Index Separate Account | 27,426 |
| Middle Capital Stock Index Separate Account | 28,193 |
| Small Company Value Separate Account | 136,054 |
| Disciplined Large Capital Blend | 40,906 |
| Large Capital Stock Index Separate Account | 762,480* |
| Diversified International Separate Account | 297,537 |
| Garthmore Morley Capital Mortgage Inc. | |
| Stable Value Fund | 292,543 |
| Goldman Sachs Asset Mortgage – Middle Capital | |
| Value 1 Separate Account | 138,123 |
| Fidelity Management & Research | |
| MDCP Gr II Separate Account | 29,921 |
| Columbus Circle Investors | |
| Large Company Growth Separate Account | 97,620 |
| UBS Global Asset Management | |
| Large Capital Value 1 Separate Account | 406,270* |
| Mazama Capital Management | |
| Small Capital Growth III Separate Account | 331,969 |
| Investments at Estimated Fair Value | $ 6,714,717 |
| Participant Loans | 131,372 |
| **Total Investments** | **$ 6,846,089** |

* Investments that represent 5% or more of net asset available for benefits.

**401(k) Plan as Adopted by Westfield Bank**

**NOTES TO FINANCIAL STATEMENTS**

**INVESTMENTS (Continued)**

During the year ended December 31, 2006, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $1,113,259.

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $1,113,259 as follows:

| | |
|---|---|
| Pooled Separate Accounts | $ 501,300 |
| Westfield Financial, Inc. Common Stock | 611,959 |
| Net appreciation in fair value of investments | $ 1,113,259 |

The Plan's investment in Westfield Financial, Inc. reflects the January 3, 2007 transaction in which Westfield Financial, Inc. completed its stock offering in connection with the second step conversion of Westfield Mutual Holding Company. As part of this transaction, each outstanding share of Westfield Financial, Inc. as of January 3, 2007 was exchanged for 3.28138 new shares of New Westfield Financial common stock. New Westfield Financial, Inc. then changes its name to Westfield Financial, Inc.

**INVESTMENTS (Continued)**

The Plan owned approximately 0.74% of the fair value of the Trust's net assets at December 31, 2005. The unaudited financial statements of the Trust as a whole at December 31, 2005 follow:

| | 2005 |
|---|---|
| Assets: | |
| Cash | $ 9,413,511 |
| Investments | |
| Bonds and other obligations: | |
| U.S. Government and agency obligations | 108,196,658 |
| Other bonds and obligations | 77,891,478 |
| Total bonds and other obligations | 186,088,136 |
| Short-term investments | 38,534,328 |
| Equity securities, primarily common stocks | 492,479,243 |
| Certificates of Deposits | 3,020,613 |
| Loans to 401(k) plan participants | 7,489,665 |
| Total investments | 727,611,985 |
| Other assets | 1,460,258 |
| Total assets | 738,485,754 |
| Liabilities | |
| Accrued operating and other expenses | 606,832 |
| Net assets available for benefits | $ 737,878,922 |

## 401(k) Plan as Adopted by Westfield Bank

## NOTES TO FINANCIAL STATEMENTS

### INVESTMENTS (Concluded)

Trust investment income (loss) for the year ended December 31, 2005 was comprised of:

| | 2005 |
|---|---|
| Investment income:: | |
| Net realized gains on investment | $ 33,204,963 |
| Interest and dividends | 9,815,396 |
| Unrealized appreciation of investments | 14,191,533 |
| Total investment income | 57,211,892 |
| Administrative expenses | (1,982,038) |
| Total Trust net investment income | $ 55,229,854 |

### 4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

### 5. FEDERAL INCOME TAX STATUS

The Plan is a restatement of the Savings Bank Employee Retirement Association 401(k) Plan ("SBERA Plan") which is a prototype plan approved by the Internal Revenue Service on February 14, 2002. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

### 6. TRANSACTIONS WITH PARTIES IN INTEREST

The Plan has investments in common stock of Westfield Financial, Inc., and separate accounts managed by Principal Financial Group. Principal Financial Group is the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for loan administration and other administrative services were $3,051 and $2,784 for the years ended December 31, 2006 and 2005, respectively.

## 7. RISKS AND UNCERTAINTIES

The Plan has investments in Westfield Financial, Inc., and pooled separate accounts of Principle Financial Group of $2,795,507 and $3,919,210, respectively, at December 31, 2006 (11.6% and 57.3% of net asset, respectively). Westfield financial, Inc. operates as a commercial bank located in Western Massachusetts, while the Principle Group operates in the insurance and financial services industries.

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

# 401(k) Plan as Adopted by Westfield Bank

## SCHEDULE H, LINE 4i - Schedule of Assets (Held at Year End)
## As of December 31, 2006

### INVESTMENTS

The following is a summary of investments at December 31, 2006. Investments that individually represent five percent or more of the Plan net assets available for benefits are separately identified. Cost information is not required for participant directed investments.

| (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Investment Description | (d) Cost (1) | (e) Current Value |
|---|---|---|---|
| Investments at fair value as determined by quoted market price: | | | |
| *Westfield Bank Common Stock (269,0110 shares) | | | $ 2,795,507 |
| *The Principal Financial Group: | | | |
| Bond and Mortgage Separate Account | | | 203,813 |
| Principal Lifetime 2010 Separate Account | | | 166,237 |
| Principal Lifetime 2020 Separate Account | | | 378,953 |
| Principal Lifetime 2030 Separate Account | | | 486,208 |
| Principal Lifetime 2040 Separate Account | | | 80,233 |
| Principal Lifetime 2050 Separate Account | | | 12,980 |
| Principal Lifetime Str Inc Separate Account | | | 1,744 |
| Small Capital Stock Index Separate Account | | | 27,426 |
| Middle Capital Stock Index Separate Account | | | 28,193 |
| Small Company Value Separate Account | | | 136,054 |
| Disciplined Large Capital Blend | | | 40,906 |
| Large Capital Stock Index Separate Account | | | 762,480 |
| Diversified International Separate Account | | | 297,537 |
| Garthmore Morley Capital Mortgage Inc. | | | |
| Stable Value Fund | | | 292,543 |
| Goldman Sachs Asset Mortgage – Middle Capital | | | |
| Value I Separate Account | | | 138,123 |
| Fidelity Management & Research | | | |
| MDCP Gr II Separate Account | | | 29,921 |
| Columbus Circle Investors | | | |
| Large Company Growth Separate Account | | | 97,620 |
| UBS Global Asset Management | | | |
| Large Capital Value I Separate Account | | | 406,270 |
| Mazama Capital Management | | | |
| Small Capital Growth III Separate Account | | | 331,969 |
| Investments at Estimated Fair Value | | | $ 6,714,717 |
| Participant Loans | | | 131,372 |
| **Total Investments** | | | **$ 6,846,089** |

* Indicates party in interest to the Plan.
See report of independent registered public accounting firm.

**401(k) Plan as Adopted by Westfield Bank**

**SCHEDULE H, LINE 4i - Schedule of Assets (Held at Year End)**
**As of December 31, 2005**

**INVESTMENTS**

The following is a summary of investments at December 31, 2005.

| (b) Identity of Issuer, Borrower, Lessor, or Similar Party | (c) Investment Description | (d) Cost | (e) Current Value |
|---|---|---|---|
| *The Savings Banks Employees Retirement Association | The Savings Banks Employees Retirement Association Common/ Collective Trust | $4,522,922 | $5,283,720 |
| Participant Loans | Interest rates ranging from 5.0% to 9.5% | - | 163,390 |
| | | | $5,447,110 |

* Party in interest to the Plan.

## 401(k) Plan as Adopted by Westfield Bank

## SCHEDULE H, LINE 4i - Schedule of Assets (Acquired and Disposed of Within Year)
## As of December 31, 2005

### INVESTMENTS

The following is a summary of investments at December 31, 2005.

| (b)<br>Identity of Issuer, Borrower, Lessor, or Similar Party | (c)<br>Investment Description | (d)<br>Cost | (e)<br>Current Value |
|---|---|---|---|
| Participant Loans | Notes with 5.0% to 9.5% interest rates | $ - | $ - |



*Certified Public Accountants and Business Consultants*

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in Westfield Financial, Inc.'s Registration Statement No. 333-73132 on Form S-8 of our report dated July 30, 2007 relating to our audit of the financial statements of the 401(k) Plan as Adopted by Westfield Bank appearing in this Annual Report on Form 11-K for the year ended December 31, 2006.

Wolf & Company, P.C.

Boston, Massachusetts
October 12, 2007

*99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400*
*1500 Main Street · Suite 1500 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149*
*125 Wolf Road · Suite 209 · Albany, New York · 12205 · Phone 518-454-0880 · Fax 518-454-0882*
*www.wolfandco.com*

SAVINGS BANKS EMPLOYEES RETIREMENT
ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(With Report of Independent Registered Public Accounting Firm Thereon)



TABLE OF CONTENTS







**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

PLAN SPONSOR
WESTFIELD BANK

We have audited the accompanying statement of net assets available for plan benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank (the Plan), as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005 and assets (acquired and disposed within year) for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Parent, McLaughlin & Nangle
*Certified Public Accountants, Inc.*

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1017
508/880-4955
Fax No. 508/823-6976

*www.pmn.com*

The financial statements of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank as of and for the year ended December 31, 2004 were audited by us in accordance with generally accepted auditing standards and our report, dated October 6, 2005, expressed an unqualified opinion on those statements.

Parent, McLaughlin & Nangle

Certified Public Accountants

October 10, 2007
Boston, MA



## SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY WESTFIELD BANK

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| INVESTMENT IN SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION COMMON/ COLLECTIVE TRUST, at fair value | $ 5,283,720 | $ 4,765,909 |
| PARTICIPANT LOANS | 163,390 | 68,259 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 5,447,110 | $ 4,834,168 |

The accompanying notes are an integral part of the financial statements.



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| ADDITIONS TO NET ASSETS ATTRIBUTED TO: | | |
| Investment income: | | |
| Net investment gain from investment in Savings Banks Employees Retirement Association Common/Collective Trust | $ 185,878 | $ 451,810 |
| Interest income - participant loans | 5,706 | 3,284 |
| | 191,584 | 455,094 |
| Contributions: | | |
| Employer's | 149,654 | 134,439 |
| Participants' | 446,163 | 431,342 |
| Participant rollovers | 38,737 | 2,135 |
| | 634,554 | 567,916 |
| Total additions | 826,138 | 1,023,010 |
| DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO: | | |
| Benefits paid to participants | 210,412 | 74,492 |
| Deemed distributions of participant loans | 2,784 | 22,364 |
| Total deductions | 213,196 | 96,856 |
| NET INCREASE | 612,942 | 926,154 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 4,834,168 | 3,908,014 |
| End of year | $ 5,447,110 | $ 4,834,168 |

The accompanying notes are an integral part of the financial statements.





SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

A. Description of the Plan:

The following description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Westfield Bank (the "Bank") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is part of the SBERA Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust's net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility:

To become eligible for participation, an employee must be at least age 21 and have completed three months of service.

Contributions:

Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.

The Bank matches an amount equal to 50% of the participant's elective deferral up to a maximum of 6% of a participant's compensation.

Participant accounts:

Each participant's account is credited with the participant's contribution and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.





SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(continued)

A. Description of the Plan – (continued):

Forfeited accounts:

Forfeited nonvested accounts totaled $0 and $4,600 at December 31, 2005 and 2004. These accounts will be used to reduce future employer contributions. In 2005 and 2004, no forfeitures were used to reduce employer contributions.

Investments:

Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan offered the following investment options to participants during the years ended December 31, 2005 and 2004:

Equity Account:

This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account:

This Account attempts to provide investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Price Index.

Small Cap Growth Account:

This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.

International Equity Account:

This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account:

This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

A. Description of the Plan – (continued):

Investments – (continued):

Large Cap Value Account:

This Account's investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account:

This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts:

These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund's target allocation.

All Asset Account:

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a "fund of funds" that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account:

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.





A. Description of the Plan – (continued):

Investments – (continued):

Money Market Account:

This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Certificate of Deposit:

The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

Bond Account:

This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt. The fund aims to match the performance of the Lehman Brothers Aggregate Bond Index, the most widely recognized benchmark for U.S. debt.

Bank Shares:

Participants may allocate any portion of their contributions to purchase common shares of Westfield Financial, Inc., the parent company of Westfield Bank. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission.

Vesting:

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.





A. Description of the Plan – (continued):

Payment of benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals:

The Plan allows participants to make hardship withdrawals, provided certain conditions are met.

B. Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

Investments consist of assets held in the Savings Banks Employees Retirement Association Common/Collective Trust, and are valued substantially at their fair value. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Interest and earned dividends are recorded on the accrual basis. Reinvested interest and dividends on investment funds are included in unrealized gains and losses at the Trust level. Purchases and sales of investments are recorded on a trade date basis. Gains or losses on investments sold are calculated using the average cost method.



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(continued)

B. Summary of Significant Accounting Policies – (contined)

Benefit payments:

Benefits are recorded when paid.

C. Investment:

The Plan owned approximately 0.74% and 0.75% of the fair value of the Trust's net assets at December 31, 2005 and 2004, respectively. The unaudited financial statements of the Trust as a whole at December 31, follow:

| | 2005 | 2004 |
|---|---|---|
| Assets: | | |
| Cash | $ 9,413,511 | $ 8,976,024 |
| Investments: | | |
| Bonds and other obligations: | | |
| U.S. Government and agency obligations | 108,196,658 | 97,424,501 |
| Other bonds and obligations | 77,891,478 | 60,492,005 |
| Total bonds and other obligations | 186,088,136 | 157,916,506 |
| Short-term investments | 38,534,328 | 37,271,590 |
| Equity securities, primarily common stocks | 492,479,243 | 431,551,268 |
| Certificates of deposits | 3,020,613 | 2,425,368 |
| Loans to 401(k) plan participants | 7,489,665 | 6,264,388 |
| Total investments | 727,611,985 | 635,429,120 |
| Other assets | 1,460,258 | 1,290,080 |
| Total assets | 738,485,754 | 645,695,224 |
| Liabilities: | | |
| Accrued operating and other expenses | 606,832 | 704,010 |
| Net assets available for benefits | $ 737,878,922 | $ 644,991,214 |



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401 (k) PLAN
AS ADOPTED BY WESTFIELD BANK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

(continued)

C. Investment – (continued):

Trust investment income (loss) for the years ended December 31, was comprised of:

| | 2005 | 2004 |
|---|---|---|
| Investment income: | | |
| Net realized gains on investments | $ 33,204,963 | $ 20,151,135 |
| Interest and dividends | 9,815,396 | 7,945,665 |
| Unrealized appreciation of investments | 14,191,533 | 37,903,948 |
| Total investment income | 57,211,892 | 66,000,748 |
| Administrative expenses | ( 1,982,038 ) | ( 1,979,218 ) |
| Total Trust net investment income | $ 55,229,854 | $ 64,021,530 |

D. Tax Status:

The Savings Banks Employee Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

E. Plan Termination:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Bank may determine.

F. Assets Allocated to Withdrawn Participants:

The statements of net assets available for benefits at December 31, 2005 and 2004 include $1,109,259 and $442,562, respectively, allocated to participants who were no longer employees of the Bank.





G. Subsequent Event:

Effective as of February 28, 2006, the Plan withdrew from being part of the SBERA Common/Collective Trust and placed its investments with the Principal Financial Group.





SUPPLEMENTAL SCHEDULES



## SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN AS ADOPTED BY WESTFIELD BANK

## SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)

## AS OF DECEMBER 31, 2005

| (b) Identity of Party | (c) Investment Description | (d) Cost | (e) Current Value |
|---|---|---|---|
| * The Savings Banks Employees Retirement Association | The Savings Bank Employees Retirement Association Common/Collective Trust | $ 4,522,922 | $ 5,283,720 |
| Participant Loans | Interest rates ranging from 5.0% to 9.5% | -0- | 163,390 |
| | | | $ 5,447,110 |

* Party in interest to the Plan



SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY WESTFIELD BANK

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2005

| (a)<br>Identity of Issuer, Borrower,<br>Lessor or Similar Party | (b)<br>Investment<br>Description | (c)<br>Cost of<br>Acquisitions | (d)<br>Proceeds of<br>Dispositions |
|---|---|---|---|
| Participant Loans | Notes with 5.0% to 9.5% interest rates | $ - 0 - | $ - 0 - |







**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement (Form S-8 POS No. 333-73132) pertaining to the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank, of our report dated October 10, 2007, with respect to the financial statements and schedules of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Westfield Bank, included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Parent, McLaughlin + Nangle

Certified Public Accountants, Inc.

October 10, 2007
Boston, MA

END

Parent, McLaughlin & Nangle
*Certified Public Accountants, Inc.*

160 Federal Street
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978/921-0005
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Fax No. 508/823-6976

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